Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Aqua superPower and Tritium Announce Strategic Partnership to Power Electric Boats

Press Release	12/22/2021

London, United Kingdom, December 22, 2021 — The first marine fast charging network operator, Aqua superPower (“Aqua”), and Tritium Holdings Pty Ltd (“Tritium” or the “Company”), a leading global developer and manufacturer of direct current (“DC”) fast charging technology for electric vehicles (“EVs”), today announced a strategic partnership to electrify transportation on global waterways. Aqua superpower has been rolling out its network of marine fast chargers, with recent installations along the Cote d’Azur and the Italian Riviera, another in Venice, and a further 150 chargers planned next year, with substantial deployment growth to come thereafter.

As the electric mobility revolution continues to take hold on the roads and in the skies, the shift towards electrification is also gathering pace across the marine world. Aqua superpower supports marinas, boat builders and boat owners in the drive to bring electric power to the water and reduce the impact of boating on marine ecosystems. As the demand for marine charging infrastructure grows, Aqua is collaborating with Tritium, a global leader in DC fast charging hardware and software, to deliver the first global marine-specialised fast charging network.

“We elected to work with Tritium for their forward-thinking technology, cutting-edge hardware architecture, and operational cost benefits,” said Aqua superPower’s CEO, Alex Bamberg. “The requirement for a joined-up network of reliable and fast marine chargers to create charging hubs and corridors for electric boat users is absolutely crucial if we are to secure the transition away from liquid carbon fuels. The fully sealed design of Tritium’s DC fast chargers and clarity of the user interface inherently provide the robustness and ease of use needed in the marine and freshwater environment.”

The charging speed provided by DC fast chargers is critical to the growth prospects of the e-boat industry. Aqua’s strategy is to supply reliable, high-speed charging to commercial and recreational marine craft users internationally.

Tritium’s IP65-rated technology provides the fully sealed, safe, and reliable charge that e-boat drivers need. The company’s RTM fast charger model was an ideal solution for Aqua with its twin CCS ports and simultaneous charging capability, enabling boat owners to spend less time charging. This is of particular advantage to commercial and working boat owners and operators, as the more frequent duty cycles made possible by the chargers make e-boat technology both more efficient and more beneficial for the environments in which it is used.

“The existing high-profile installations in Monaco, Portofino and Venice, together with other planned Aqua superPower and Tritium projects around the world, will support the electrification of marine transportation going forward. In the same way that passenger vehicles have reached the tipping point, the future for boating is an electrified fleet,” said Tritium’s CEO, Jane Hunter. “The Aqua team comes with experience in creating fast charging networks. We are delighted to work with them as a marine channel partner and provide the technology to help them pursue their goal for a dedicated marine fast charge network.”

Tritium’s robust, sealed-against-the-elements hardware combines seamlessly with Aqua superPower’s network and user management technology. The marine e-mobility ecosystem requires an easy and reliable user interface providing clear guidance to recharging points if adoption is to become widespread.

Aqua superPower’s network is accessible to marine users via the Aqua secure app, RFID card and contactless payment, with ‘Plug and Charge’ technology expected to be available in the future. The app will enable users to view a map showing charger options and offer navigational aids to guide them to their chosen location.

Aqua’s adoption of Tritium’s technology will promote its mission to reduce the impact of boating on the marine environment by developing an all-electric and integrated global ecosystem of marine fast chargers. The collaboration will expand clean commercial water transport beyond luxury yachts, to ferries, shuttles, and watercraft used for everything from laundry and food delivery to fishing and passenger transport.

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About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

As announced on May 26, 2021, Tritium has entered into a definitive agreement for a business combination with Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN, DCRNW, DCRNU) (“DCRN”), a publicly traded special purpose acquisition company (SPAC), that would result in Tritium DCFC Limited (“NewCo”), which will be the going-forward company, becoming publicly listed. Completion of the proposed transaction is subject to customary closing conditions, including approval of DCRN’s stockholders, and is expected to occur in January 2022.

For more information, contact us.

About Aqua superPower

Aqua superPower is the first fully marinised dockside network of fast chargers for electric boats. Each station provides AC and DC charging with a current maximum power output of 150 kW, allowing DC compatible powerboats to rapidly recharge and extend their autonomy. Aqua has developed the first supercharger specifically engineered and rated for use in marine environments. Built to IP65 standards and constructed using Hydro CIRCAL recycled aluminium, Aqua superPower is a revolutionary and environmentally conscious marine charging solution.

Aqua superPoweris the first fast charge network company awarded a grant under the Clean Maritime Demonstration Competition, funded by the UK Department for Transport, and delivered with Innovate UK. Led by the University of Plymouth with Plymouth City Council, Princess Yachts Limited and Aqua SuperPower as Technology Partner, Plymouth’s Marine e-Charging Living Lab (MeLL) will host the UK’s first charging network for electric maritime vessels. Aqua superPower’s marine fast charge technology and the MeLL project were show cased at COP26 Glasgow.

The global electric boat market is expected to be worth over $20 billion by 2027. There are currently over 30 million recreational boats in the world. According to Aqua superPower, assuming the boat market continues to grow in line with historical trends, it is likely there will be more than 1 million electric boats by 2030. Regulation will accelerate this trend. More and more areas will only be accessible to electric boats.

Source: IDTechEx, Electric Boats and Ships 2017-2027; Aqua estimates

For more information visit: www.aqua-superpower.com

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than US$5 billion of equity invested in renewables.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the commencement of mailing of DCRN’s definitive proxy statement (the “Proxy Statement”), the special meeting of DCRN’s shareholders, the closing of the proposed business combination and including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Important Information and Where to Find It

In connection with the proposed business combination, NewCo, which will be the going-forward public company, filed a preliminary registration statement on Form F-4, (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of DCRN. The Registration Statement is now effective, and the Proxy Statement will be mailed to DCRN stockholders of record as of the close of business on December 6, 2021. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investor Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com